UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

THE SPECTRANETICS CORPORATION

(Name of Subject Company (Issuer))

HEALTHTECH MERGER SUB, INC.

a wholly owned subsidiary of

PHILIPS HOLDING USA INC.

a wholly owned subsidiary of

KONINKLIJKE PHILIPS N.V.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001

(Title of Class of Securities)

84760C107

(CUSIP Number of Class of Securities)

Joseph E. Innamorati

HealthTech Merger Sub, Inc.

3000 Minuteman Road

Andover, MA 01810

(978) 687-1501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Matthew G. Hurd

Rita-Anne O’Neill

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,876,789,915	$217,519.95

*

Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by The Spectranetics Corporation (the “Company”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $38.50, the tender offer price, by (b) the sum of (i) 43,848,089, the number of issued and outstanding shares of Company common stock (including 82,103 shares of Company common stock subject to issuance pursuant to Company restricted stock awards), (ii) 2,885,555, the number of shares of Company common stock subject to issuance pursuant to options to purchase shares of Company common stock, (iii) 788,241, the number of shares of Company common stock subject to outstanding purchase rights under the Spectranetics employee stock purchase plan, (iv) 617,527, the number of shares of Company common stock subject to issuance pursuant to Company restricted stock units and (v) 526,275, the number of shares of Company common stock subject to issuance pursuant to Company performance stock units (assuming settlement of outstanding Company performance stock units based on achievement of applicable performance goals at 150% of the target performance level for Company performance stock units granted in 2016 and the target performance level for Company performance stock units granted in 2017). The foregoing share figures have been provided by the issuer to the offerors and are as of June 27, 2017, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $217,519.95	Filing Party: HealthTech Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 12, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on July 12, 2017 (together with any amendments and supplements thereto, the “Schedule TO”) by HealthTech Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of Koninklijke Philips N.V., a corporation organized under the laws of The Netherlands (“Royal Philips”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of The Spectranetics Corporation, a Delaware corporation (the “Company”), at a price per Share of $38.50 net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 12, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 2; Item 11.

Item 2 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in Section 7 — “Certain Information Concerning Spectranetics” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Except as otherwise set forth in this Offer to Purchase, the information concerning Spectranetics contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.

General. Spectranetics was incorporated in the State of Delaware on June 28, 1988. The principal executive offices are located at 9965 Federal Drive, Colorado Springs, Colorado 80921 and the telephone number is (719) 633-8333.

Spectranetics develops, manufactures, markets and distributes single-use medical devices used in minimally invasive procedures within the cardiovascular system. Its products are used to cross, prepare and treat arterial blockages in the legs and heart and to remove pacemaker and defibrillator cardiac leads. Spectranetics’ products and services are divided into three categories:

•	Vascular Intervention (“VI”): Spectranetics’ broad portfolio of VI devices consists of laser and aspiration catheters, AngioSculpt® scoring balloon catheters, which are a specialty balloon market leader, support catheters, and drug coated balloon catheters including its Stellarex™ and AngioSculptX™ products.

•	Lead Management (“LM”): Spectranetics’ is a global leader in devices for the removal of pacemaker and defibrillator cardiac leads. Spectranetics’ primary LM devices consist of its excimer laser sheaths, non-laser mechanical sheaths, its Bridge™ Occlusion Balloon, and cardiac lead management accessories.

•	Laser, service, and other: Spectranetics’ proprietary excimer laser system, the CVX-300®, is the only laser system approved in the United States, Europe, Japan, China and select other major global markets for use in multiple minimally invasive cardiovascular procedures. Spectranetics sells, rents and services the CVX-300 laser systems.

Available Information. Spectranetics files annual, quarterly and current reports, proxy statements and other information with the SEC. Spectranetics’ SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document Spectranetics files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Spectranetics maintains a website at www.spectranetics.com. These website addresses are not intended to function as hyperlinks, and the information contained on Spectranetics’ website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2017

HEALTHTECH MERGER SUB, INC.

By:	/s/ Joseph E. Innamorati
	Name:	Joseph E. Innamorati
	Title:	Vice President and Secretary

PHILIPS HOLDING USA INC.

By:	/s/ Joseph E. Innamorati
	Name:	Joseph E. Innamorati
	Title:	Senior Vice President and Secretary

KONINKLIJKE PHILIPS N.V.

By:	/s/ Joseph E. Innamorati
	Name:	Joseph E. Innamorati
	Title:	Authorized Signatory